United States Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________________ to ________________________.

For the fiscal year ended December 31, 2004 and 2003

Commission File Number 333-91478

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Kansas City Southern Railway Company Union 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN

*	Other schedules required by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator of
The Kansas City Southern Railway Company Union 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern Railway Company Union 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
May 27, 2005

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash and temporary investments	$3,156	2,201

Investments, at fair value:
Common stock of Kansas City Southern	6,613	8,620
Common collective trust	57,651	53,586
Mutual funds	575,366	467,247

Total investments	639,630	529,453

Total assets	642,786	531,654

Liabilities:
Investment trade payables	3,088	2,216

Net assets available for benefits	$639,698	529,438

See accompanying notes to financial statements.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Investment income:
Interest and dividends	$11,638	6,885
Net appreciation in fair value of investments	48,048	98,016

Total investment income	59,686	104,901

Participant contributions	68,739	59,274
Benefits paid	(18,165)	(38,527)

Increase in net assets available for benefits	110,260	125,648

Net assets available for benefits:
Beginning of year	529,438	403,790

End of year	$639,698	529,438

See accompanying notes to financial statements.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1) Description of the Plan

(a)	General

The Kansas City Southern Railway Company Union 401(k) Plan (the Plan) is a participant-directed, contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(b)	Eligibility

The Plan covers all full-time employees of The Kansas City Southern Railway Company (the Company) who are members of one of the following collective bargaining units: Brotherhood of Railway Carmen — Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association—Division of Transportation Communications International Union, Transportation Communications International Union Clerks, and The National Conference of Firemen & Oilers. Plan entry dates are the first day of each calendar quarter.

A plan participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to make elective deferrals under the Plan but will continue to be vested under the Plan.

(c)	Contributions

Participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company does not match participant contributions.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s account.

(e)	Vesting

Participants are immediately vested in their contributions plus actual Plan earnings thereon.

(f)	Investment Options

Upon enrollment in the Plan, a participant may direct their contributions into any of the various funds offered by the Plan.

Effective July 1, 2002, the Plan added Kansas City Southern (NYSE:KCS) common stock as an investment option.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

(g)	Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2.

Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $5,000 will be paid out within one calendar year of termination of employment. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than April 1 following the calendar year in which the participant attains the age of 70 1/2.

(h)	Plan Termination

Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(i)	Plan Expenses

Investment expenses are paid by the Plan as long as plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.

(2) Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Plan’s financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

(b)	Investments

The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

The assets held in the common collective trust (Invesco Stable Value Fund) are valued at contract value, which approximates fair value, as determined by the AMVESCAP National Trust Company.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(3) Investments

Investments, which exceeded 5% of the net assets available for benefits at December 31, 2004 and 2003, were as follows:

	2004	2003
Invesco Stable Value	57,651	53,586
Franklin Balance Sheet Investment Fund — Class A	61,329	37,904
Growth Fund of America	38,239	29,552
Janus Fund	123,867	118,906
MFS Value Fund	41,961	32,738
PIMCO Renaissance	52,656	43,302
PIMCO Total Return Administrative Shares	66,324	56,182
Scudder Equity 500 Index	29,132	28,119
Washington Mutual Investors	61,058	49,255
Other	107,413	79,909

Total investments	$639,630	529,453

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $48,048 and $98,016, respectively, as follows:

	2004	2003
Kansas City Southern common stock	$1,111	1,018
Mutual funds	46,937	96,998

	$48,048	98,016

(4) Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(5) Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 9, 2002, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The determination letter is applicable for amendments executed through April 1, 2002.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

Schedule 1

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity	Description	Fair value
Common stock:
*Kansas City Southern common stock	373 shares, with a fair value of $17.73 per share	$6,613
Common collective trust:
Invesco Stable Value	57,651.45 shares, with a fair value of $1.00 per share	57,651
Mutual funds:
AIM Small Cap Growth Fund	1,063.133 shares, with a fair value of $27.46 per share	29,194
American Balanced	1,146.962 shares, with a fair value of $18.00 per share	20,645
American Century Real Estate/Advisor	255.81 shares, with a fair value of $24.78 per share	6,339
EuroPacific Growth	684.152 shares with a fair value of $35.63 per share	24,376
Franklin Balance Sheet Investment Fund - Class A	1,052.676 shares, with a fair value of $58.26 per share	61,329
Growth Fund of America	1,396.593 shares, with a fair value of $27.38 per share	38,239
ING International Value Fund	927.644 shares, with a fair value of 17.65 per share	16,373
Janus Fund	5,041.419 shares, with a fair value of $24.57 per share	123,867
Janus Twenty Fund	86.438 shares, with a fair value of $44.80 per share	3,873
MFS Value Fund	1,813.335 shares, with a fair value of $23.14 per share	41,961
PIMCO Renaissance	1,961.107 shares, with a fair value of $26.85 per share	52,656
PIMCO Total Return Administrative Shares	6,215.972 shares, with a fair value of $10.67 per share	66,324
Scudder Equity 500 Index	214.68 shares, with a fair value of $135.70 per share	29,132
Washington Mutual Investors	1,983.706 shares, with a fair value of $30.78 per share	61,058

Total investments		$639,630

*Party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Kansas City Southern Railway Company Union 401(k) Plan

June 27, 2005	By: /s/ Eric B. Freestone
Name: Eric B. Freestone
Title: Vice President Human Resources